Caledonia Mining Corporation

(TSX: CAL, OTCQX: CALVF, AIM: CMCL)

Restoration of Trading on AIM

April 17, 2013: Caledonia is pleased to announce that the technical issues relating to electronic settlement of shares on AIM following its share consolidation have been resolved.

Trading on AIM of Caledonia's shares is expected to be restored with effect from 11.00a.m. on Wednesday 17 April 2013.

Caledonia Mining Corporation Mark Learmonth Tel: + 27 11 447 2499 marklearmonth@caledoniamining.com	Canaccord Genuity Limited Andrew Chubb / Joe Weaving Tel: + 44 20 7523 8000

Newgate Threadneedle Beth Harris / Adam Lloyd Tel: +44 20 7653 9850	CHF Investor Relations Jeremy Hill Tel : +1 416 868 1079 x 238 jeremy@chfir.com